As filed with the Securities and Exchange Commission on May 3, 2023.

Registration No. 333-271377

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

XJet Ltd.

(Exact Name of Registrant as Specified in its Charter)

State of Israel	3559	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

XJet Ltd.

4 Oppenheimer St.

Science Park, Rehovot

7670104, Israel

+972-73-2694620

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

+1 (302) 738 – 6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Shachar Hadar Ran Camchy Meitar | Law Offices 16 Abba Hillel Silver Rd. Ramat Gan 5250608, Israel Telephone: (+972) (3) 610-3100 Fax: (+972) (3) 610-3111	Gary Emmanuel, Esq. David Huberman, Esq. Greenberg Traurig, P.A. One Azrieli Center Round Tower, 30th floor 132 Menachem Begin Rd. Tel Aviv 6701101, Israel Telephone: (+972) (3) 636-6000	Anthony W. Basch, Esq. J. Britton Williston, Esq. Kaufman & Canoles Two James Center 1021 East Cary Street Suite 1400 Richmond, VA 23219 Telephone: (757) 624.3185 Fax: (888) 360.9092

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Registration Statement on Form F-1 (File No. 333-271377) (the “Registration Statement”) of XJet Ltd. is being filed solely for the purpose of filing Exhibits 3.1, 3.2, 4.1, 4.2, 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.8 and 21.1 of the Registration Statement and updating Item 8(a) (Index to Exhibits) of Part II of the Registration Statement. Accordingly, this Amendment consists solely of the facing page, this explanatory note, Part II of the Registration Statement, the signatures and the filed exhibits and is not intended to amend or delete any part of the Registration Statement except as specifically noted herein.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our Post-IPO Articles include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

●	a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

●	reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

●	reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

●	a financial liability imposed on the office holder in favor of a third-party;

●	a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy that was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Our amended and restated articles of association to be effective upon the closing of this offering allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.

We have entered into agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

Effective as of the date of this offering, the maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of $            ,            % of our total shareholder’s equity as reflected in our most recent financial statements prior to the date on which the indemnity payment is made (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering), and            % of our total market cap calculated based on the average closing price of our Ordinary Shares over the 30 trading days prior to the actual payment, multiplied by the total number of our issued and outstanding Ordinary Shares as of the date of the payment (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering). The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we issued securities which were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.

In August 2020, we issued and sold an aggregate of 3,380,580 of our Series A Preferred Shares, each at the time of issuance with NIS 0.01 par value, at a price per share of $4.72 for an aggregate consideration of approximately $15.94 million.

In December 2020, we issued a warrant to purchase 2,728 Ordinary Shares at an exercise price of $192.46 per share, in lieu of a previously granted warrant for Series C Preferred Shares.

In February 2021, we issued and sold an aggregate of 2,548,871 of our Series A Preferred Shares, each at the time of issuance with NIS 0.01 par value, at a price per share of $4.72 for an aggregate consideration of approximately $12 million.

In November and December 2021, we issued and sold an aggregate of 4,458,457 of our Series A-3 Preferred Shares, with no par value, at a price per share of $6.066 for an aggregate consideration of approximately $27.04 million.

In January 2022, we issued and sold an aggregate of 479,723 of our Series A-3 Preferred Shares, each at the time of issuance with no par value, at a price per share of $6.066 for an aggregate consideration of approximately $2.91 million.

Since January 1, 2020 and as of December 31, 2022, we have granted our directors, officers, employees and consultants options to purchase an aggregate of 4.6 million Ordinary Shares, at a weighted average exercise price of $4.72 per share, under our 2007 Share Incentive Plan. As of December 31, 2022 options to purchase 4 million Ordinary Shares granted to our directors, officers, employees and consultants remain outstanding.

Since January 1, 2020 and as of December 31, 2022, we have issued an aggregate of 0.03 million Ordinary Shares pursuant to the exercise of share options by our employees, directors and consultants. These issuances were exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2), Rule 701 and/or Regulation S.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

Item 8. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

The following documents are filed as exhibits to this registration statement.

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
1.2*	Form of Underwriter’s Warrant.
3.1	Form of Amended and Restated Articles of Association of the Registrant to be effective upon the closing of this offering
3.2	Amended and Restated Articles of Association of the Registrant, as currently in effect
4.1*	Specimen share certificate of the Registrant
4.2	Amended and Restated Investors’ Rights Agreement, dated as of December 1, 2020, among the Registrant and the parties named in Schedule I and Schedule II thereto
5.1*	Opinion of Meitar | Law Offices, counsel to the Registrant, as to the validity of the Ordinary Shares (including consent)
10.1	Form of Indemnification Agreement
10.2	Summary of the Lease Agreement by and between the Registrant and HaOgen Real Estate Ltd., as amended, dated September 19, 2017, translated from Hebrew to English.
10.4#	2007 Share Incentive Plan
10.5#	2023 Share Incentive Plan
10.6#	2023 Employee Share Purchase Plan
10.7#*	Compensation Policy for Directors and Officers
10.8†	Exclusive Distribution Agreement by and between the Registrant and Hangzhou Pentatech Technology Co., Limited, dated January 16, 2020, as amended by the Addendum to Distribution Agreement, dated August 11, 2022.
21.1	List of subsidiaries of the Registrant
23.1**	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm
23.2*	Consent of Meitar | Law Offices (included in Exhibit 5.1)
24.1	Power of Attorney (included in signature page to Registration Statement)
107**	Filing Fee Table

*	To be filed by amendment.

**	Previously filed.
#	Indicates a management contract or compensatory plan.

†	Portions of this exhibit have been redacted in compliance with Regulation S-K Items 601(a)(6) and Item 601(b)(10).

(b)	Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

Item 9. Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel Aviv, Israel on this 3rd day of May, 2023.

XJet Ltd.

By:	/s/ Yair Alcobi
Name:	Yair Alcobi
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed by the following persons on May 3, 2023 in the capacities indicated:

Name	Title

/s/ Yair Alcobi	Chief Executive Officer
Yair Alcobi	(Principal Executive Officer)

/s/ Orit Tesler Levy	Chief Financial Officer
Orit Tesler Levy	(Principal Financial Officer)

*
Avi Cohen	Executive Chairman of the Board

*
Hanan Gothait	President, Founder and Director

*
John Kispert	Director

*
Eli Bachar	Director

*
Fang Zheng	Director

*
Yuntao Wang	Director

*
Ory Milleau	Director

*By: /s/ Yair Alcobi
Yair Alcobi Attorney-in-Fact

Signature of Authorized U.S. Representative of Registrant

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of XJet Ltd. has signed this registration statement on May 3, 2023.

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director